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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2006

Commission File Number:  000-49605

Commander Resources Ltd.

(Name of Registrant)

Suite 510, 510 Burrard Street, Vancouver, B.C. V6C 3A8

(Address of principal executive offices)

1. News releases 6-17, 6-21

2. Material change reports with news releases, 6-18, 6-19, 6-20

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...XXX...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: June 5, 2006 TSX Venture Exchange: CMD Shares Issued: 54,503,133 News Release: #06-17

URANIUM POTENTIAL EXPANDED BY AIRBORNE RADIOMETRIC SURVEY

COMMANDER RESOURCES LTD. (CMD-TSX Venture Exchange) reports that the 5,000 line kilometre helicopter-borne radiometric, magnetic and electromagnetic survey on the Hermitage, Newfoundland uranium project has been completed.  A preliminary review of field results revealed numerous radiometric anomalies and a number of key target areas for follow-up.  Most importantly, many of the known uranium showings are clearly visible in the data, including Main, Hawksnest, Muise and Chan at the Blue Hills prospect and all four White Bear prospects, including Doucette.

Preliminary Results

•

Recognition of known uranium prospects by the radiometric survey

•

Detection of numerous new radiometric anomalies requiring ground follow-up

•

Identification of 1.5 kilometre magnetic anomaly associated with the stratigraphically controlled high-grade Doucette uranium prospect

•

Discovery of a strong, new radiometric and magnetic anomaly 3 kilometres along strike west of Doucette uranium prospect

•

Discovery of a strong, 1 kilometre long electromagnetic conductor associated with a folded magnetic feature in mapped felsic volcanics, a typical host for volcanogenic massive copper and zinc deposits

Detailed radiometric interpretation maps will be presented once processing of the data is complete.

The high grade Doucette uranium prospect is closely associated with a 1.5 kilometre long, strong magnetic anomaly within a weaker eight kilometre long feature.  Test work in late 2005 shows that the uranium bearing, biotite rich layers in the host rock contain one to five percent magnetite while adjacent formations are non-magnetic.

Four strong radiometric anomalies stand out in the White Bear area, located about three kilometres southwest of the Doucette uranium prospect.  One of these is coincident with a thickening at the western end of the Doucette magnetic feature.  These four anomalies have been selected for early follow-up.  See the new Hermitage Maps on the Company’s website at www.commanderresources.com.

The detection of the electromagnetic anomaly was unexpected but very encouraging.  The feature is located immediately west of the White Bear River and is situated within mapped felsic volcanics adjacent to a strongly folded magnetic formation.  As no graphite is known to exist in the area, this conductor is a target for possible volcanogenic massive sulphide mineralization.

Ground follow-up of the survey results will commence shortly to prioritize the anomalies for more detailed exploration.

The multi-phase airborne geophysical survey was flown by Aeroquest International of Mississauga, Ontario, using a total volume of 1,280 cubic inches of sodium iodide crystals as radiometric sensor.  Consulting geophysicist Ken Robertson, P.Geo, Vox Geoscience Ltd., who has over 25 years experience in airborne surveying including radiometrics, is supervising and interpreting the survey and data.

Bernard Kahlert, P.Eng is the Company’s Qualified Person under N.I. 43-101 for the Hermitage Project.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with control one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander’s underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

Kenneth Leigh

President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Commander Resources Ltd.

Suite 510, 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2

Date of Material Change

State the date of the material change.

June 8, 2006

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

June 8, 2006

CCN Mathews News Wire

SEDAR

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) ) reports the discovery of new uranium mineralization coincident with airborne radiometric anomalies that were highlighted in the June 5th news release and outlined on the Hermitage maps on the Company’s home page at www.commanderresources.com.

Using hand-held scintillometers, the Company’s prospecting crew located radiometric boulders corresponding to Anomalies He1 and He2 (see new website map) on their first field day.  Two boulders on He2 gave readings of 18,500 and 20,000 counts per second (cps) which are the highest recorded to date on the Hermitage Project area.  Significant uranium oxide minerals such as autunite were identified as coatings and fracture fillings on these boulders.  A number of other boulders with radiometric counts ranging from 2,000 to 4,000 cps were located on Anomaly He2.  Several lower count radioactive boulders with 800 cps were recorded on Anomaly He1.  This is only a first-pass examination.   Processing of the airborne data is on-going.

The radiometric boulders consist mainly of impure quartzite, which has been metamorphosed from sandstone.  Iron-rich minerals comprise 10-15% of the quartzite.  Sandstone is a major host of uranium mineralization world-wide.

Detailed prospecting and mapping will commence in the Anomaly He1 – He4 area shortly.

The anomalies that were prospected are in the White Bear area, located about three kilometres southwest of the Doucette uranium prospect which contained ten rock chip samples with values ranging from 0.39% to 1.32% U3O8 (as reported previously).

The airborne EM conductor also announced on June 5th was also briefly examined with some success.  Several cobbles and boulders of quartz-rich felsic volcanic material containing pyrrhotite/pyrite ranging from 3 to 10% and trace amounts of chalcopyrite (copper sulphide) were identified.

Fourteen samples from the radiometric boulders and the EM anomaly area were collected and sent to Eastern Analytical Laboratory in Springdale Newfoundland for processing.  Pulps from the radiometric samples will be shipped to Acme in Vancouver for analysis of U3O8 content.

The discovery of two new uranium prospects on the first two radiometric anomalies checked from the airborne survey prompted Commander to stake an additional 73 claims covering 184 square kilometres on the Hermitage Flexure rock sequences.  A new property map will be posted to the website soon.

Bernard Kahlert, P.Eng is the Company’s Qualified Person under N.I. 43-101 for the Hermitage Project.

Item 5

Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #06-18, a copy of which is attached hereto as Schedule "A".

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 8th day of June, 2006.

cc:

TSX Venture Exchange

Alberta Securities Commission

B.C. Securities Commission

SCHEDULE A

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: June 8, 2006 TSX Venture Exchange: CMD Shares Issued: 54,503,133 News Release: #06-18

NEW URANIUM SHOWINGS DISCOVERED IN NEWFOUNDLAND

COMMANDER RESOURCES LTD. (CMD-TSX Venture Exchange) reports the discovery of new uranium mineralization coincident with airborne radiometric anomalies that were highlighted in the June 5th news release and outlined on the Hermitage maps on the Company’s home page at www.commanderresources.com.

Using hand-held scintillometers, the Company’s prospecting crew located radiometric boulders corresponding to Anomalies He1 and He2 (see new website map) on their first field day.  Two boulders on He2 gave readings of 18,500 and 20,000 counts per second (cps) which are the highest recorded to date on the Hermitage Project area.  Significant uranium oxide minerals such as autunite were identified as coatings and fracture fillings on these boulders.  A number of other boulders with radiometric counts ranging from 2,000 to 4,000 cps were located on Anomaly He2.  Several lower count radioactive boulders with 800 cps were recorded on Anomaly He1.  This is only a first-pass examination.   Processing of the airborne data is on-going.

The radiometric boulders consist mainly of impure quartzite, which has been metamorphosed from sandstone.  Iron-rich minerals comprise 10-15% of the quartzite.  Sandstone is a major host of uranium mineralization world-wide.

Detailed prospecting and mapping will commence in the Anomaly He1 – He4 area shortly.

The anomalies that were prospected are in the White Bear area, located about three kilometres southwest of the Doucette uranium prospect which contained ten rock chip samples with values ranging from 0.39% to 1.32% U3O8 (as reported previously).

The airborne EM conductor also announced on June 5th was also briefly examined with some success.  Several cobbles and boulders of quartz-rich felsic volcanic material containing pyrrhotite/pyrite ranging from 3 to 10% and trace amounts of chalcopyrite (copper sulphide) were identified.

Fourteen samples from the radiometric boulders and the EM anomaly area were collected and sent to Eastern Analytical Laboratory in Springdale Newfoundland for processing.  Pulps from the radiometric samples will be shipped to Acme in Vancouver for analysis of U3O8 content.

The discovery of two new uranium prospects on the first two radiometric anomalies checked from the airborne survey prompted Commander to stake an additional 73 claims covering 184 square kilometres on the Hermitage Flexure rock sequences.  A new property map will be posted to the website soon.

Bernard Kahlert, P.Eng is the Company’s Qualified Person under N.I. 43-101 for the Hermitage Project.

On Behalf of the Board of Directors,

Kenneth Leigh

President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Commander Resources Ltd.

Suite 510, 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2

Date of Material Change

State the date of the material change.

June 19, 2006

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

June 19, 2006

Vancouver Stockwatch

SEDAR

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) ) announces the grant of 730,000 stock options to directors, officers, employees and consultants under its stock option plan and in accordance with the Company’s compensation policy.  The options are exercisable for five years at $0.30 per share and are subject to the policies of the TSX Venture Exchange.

Item 5

Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #06-19, a copy of which is attached hereto as Schedule "A".

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 19th day of June, 2006.

cc:

TSX Venture Exchange

Alberta Securities Commission

B.C. Securities Commission

SCHEDULE A

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: June 19, 2006 TSX Venture Exchange: CMD Shares Issued: 54,503,133 News Release: #06-19

COMMANDER GRANTS STOCK OPTIONS

Commander Resources Ltd. (CMD-TSX Venture) announces the grant of 730,000 stock options to directors, officers, employees and consultants under its stock option plan and in accordance with the Company’s compensation policy.  The options are exercisable for five years at $0.30 per share and are subject to the policies of the TSX Venture Exchange.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with control one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander’s underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

On Behalf of the Board of Directors,

“ken leigh”

Kenneth E. Leigh

President & CEO

For further information, please call:
Cathy DiVito, Corporate Communications
Telephone: (604) 685-5254 ~ Toll-free: 1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Commander Resources Ltd.

Suite 510, 510 Burrard Street

Vancouver, B.C.

V6C 3A8

Item 2

Date of Material Change

State the date of the material change.

June 28, 2006

Item 3

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102.

June 28, 2006

Vancouver Stockwatch

SEDAR

Item 4

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

Commander Resources Ltd. (CMD-TSX Venture) announces that they, along with Pathfinder Resources Ltd. (PHR-TSX Venture), have jointly acquired 151,000 acres of property in the Hermitage Uranium Belt of Newfoundland.  They have named this new property Cochrane Pond.

Item 5

Full Description of Material Change

Supplement the summary required under Item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

Reference is made to Item 4 above and to the Company's News Release #06-20, a copy of which is attached hereto as Schedule "A".

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

There is no material information which has been omitted from the report.

Item 8

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Contact:

Kenneth E. Leigh

President

(604) 685-5254

Item 9

Date of Report

DATED at the City of Vancouver, in the Province of British Columbia, this 28th day of June, 2006.

cc:

TSX Venture Exchange

Alberta Securities Commission

B.C. Securities Commission

SCHEDULE A

NR  #06-14                                                                        NR #06-20

NEWS RELEASE

PATHFINDER AND COMMANDER INCREASE LAND POSITION IN HERMITAGE URANIUM BELT, NEWFOUNDLAND

Vancouver, BC, June 28, 2006 ─ Pathfinder Resources Ltd. (TSX-V: PHR) and Commander Resources Ltd. (TSX-V: CMD) report that the companies have jointly staked approximately 151,000 acres (61,000 hectares) adjacent to properties owned separately by Pathfinder and Commander in the Hermitage Uranium Belt of Newfoundland.  Named Cochrane Pond, the newly acquired property covers ground with geological similarities to the adjacent Commander and Pathfinder properties where recently completed airborne geophysical surveys located numerous radiometric anomalies.

Commander’s wholly owned property contains uranium showings including new discoveries generated from the airborne survey results.  Pathfinder’s wholly owned ground adjoins Commander’s to the east and west and has revealed numerous radiometric anomalies that have not been followed up.   The new claims, acquired by Commander and Pathfinder on an equal 50% interest basis, cost-effectively increase the coverage for both companies in an emerging new mineral belt.

A map is provided on both Commander’s and Pathfinder’s websites outlining the new claims and the existing property holdings.

Commander has geological and prospecting crews working now on its wholly owned property following up the airborne survey results and completing more detailed work on the known previously reported uranium showings. Processing of the Pathfinder survey data will be completed in approximately two weeks.

The Hermitage Uranium Belt is a newly recognized region where several uranium occurrences have been discovered. The Hermitage Uranium Belt is located 30 kilometres north of the coastal town of Burgeo in southwest Newfoundland.

About Pathfinder Resources Ltd.

Pathfinder Resources is a mineral exploration company focused on the discovery of large, economic uranium deposits.  On April 19, 2006, Pathfinder announced intentions to merge with Bayswater Ventures Corp. (TSX-V: BVE).  The new corporation will be a leading, small-cap uranium explorer highlighted by dominant land positions in Canada and Niger, respectively the first and fourth largest uranium producing countries in the world.  Shares of Pathfinder are listed on the TSX Venture Exchange with the symbol "PHR".  For further information visit the Company's website at www.pathfinderresources.com.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with control one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander’s underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

Victor A. Tanaka, President

Ken Leigh, President

Pathfinder Resources Ltd.

Commander Resources Ltd.

Contacts:

John Gomez, Investor Relations

Cathy DiVito

Pathfinder Resources Ltd.

Commander Resources Ltd.

Tel: (604) 687-2153

Tel (604) 685-5254

Email: jgomez@pathfinderresources.com

Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 510, 510 Burrard Street Vancouver, B.C. V6C 3A8 Tel. (604) 685-5254 Fax: (604) 685-2814	Date: June 29, 2006 TSX Venture Exchange: CMD Shares Issued: 54,503,133 News Release #06-21

COMMANDER COMMENCES BAFFIN ISLAND DRILLING PROGRAM

Commander Resources Ltd. (CMD-TSX Venture) reports that a 30 – 35 hole, 5,000 metre diamond drilling program has commenced on its Baffin Island gold project, Nunavut.    The main goal of the 2006 program is to outline a high-grade near-surface gold resource at Ridge Lake and test the intense mineralized stockwork system at the Durette Prospect.

The drill is currently on the first hole on the Durette Prospect.  An initial program of six to ten holes is planned on Durette to test an intense gold-bearing stockwork mineralized zone that is exposed over a strike length of at least 500 metres.  Surface channel samples collected in 2005 included 29.8 grams per tonne gold over 2.0 metres and 18.0 grams per tonne gold over 2.0 metres.  The gold mineralization is exposed in a unit that is stratigraphically higher than the iron formations that carry gold mineralization at Ridge Lake and Malrok.   It is anticipated that both iron formations will be intersected at depth in this intense plumbing system.

Following the first several drill holes at Durette, the drill will be moved to Ridge Lake, a 3.5 kilometre long prospect area that returned numerous high-grade gold intercepts from two separate iron formation units.  Drilling along the central portion of this prospect area in 2005 intersected a near-surface gold zone over a strike length of at least 600 metres highlighted by several high-grade intercepts including hole 05-35 with 21.4 grams per tonne gold over 4.24 metres at a depth of 90 metres in a broader mineralized zone that is continuous to surface.  The zone has only been tested to depths of less than 100 metres.  It is open for more than one kilometre to the east and west and down-dip to the south where there has been no previous drilling.   At least 20 – 30 holes are planned to test along-strike and down-dip from the zone, with the first four holes planned immediately east and south of hole 05-35.

GeoVector Management Inc. of Ottawa is managing the field program this year.  Alan Sexton, MSc, P.Geol. is the Project Manager and the Qualified Person under 43-101 supervising the technical aspects of the program.  Alan has 20 years of exploration experience ranging from large scale regional exploration to advanced definition drilling programs.  Alan spent five years as Site Manager and District Geologist for the Meliadine Gold Project, Nunavut.

Please refer to the Company’s website for details on all of the prospect areas and previous drill results.

The property is accessible to tidewater and is dotted with lakes, most of which do not freeze to the bottom, providing access to water throughout the year. There are two “Distant Early Warning” (DEW line) radar stations on the property, each with an operational 4,000 airstrip.

The number of gold prospects discovered to date, the high gold grades and high “hit ratio” achieved in the limited drilling demonstrates the potential for this property to host one or more gold deposits similar to the Homestake Gold mine in South Dakota and to other iron formation hosted gold deposits such as Lupin, Nunavut and Morro Velho, Brazil.

About Commander Resources Ltd.

Commander Resources Ltd. is a Canadian junior exploration company with control one of the largest new gold districts in Canada and a new uranium belt in Newfoundland. Commander’s underlying mission is to generate or acquire quality opportunities and add significant shareholder value through discovery of mineral deposits, leveraged partnerships, and/or sale of assets.

Kenneth E. Leigh

President & CEO

For further information, please call:
Commander Resources Ltd.
Telephone: (604) 685-5254
1-800-667-7866
www.commanderresources.com
Email: info@commanderresources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Commander Resources Ltd.

(Registrant)

Date: August 2, 2006

      /s/  Kenneth E. Leigh

By:___________________________

         Kenneth E. Leigh, President